UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Portugal Telecom SGPS S.A.
(Name of Issuer)

Ordinary Shares, Nominal Value €0.03 Per Share
(Title of Class of Securities)

737273102
(CUSIP Number)

Alex Waldemar Zornig Investor Relations Director Rua Humberto de Campos, 425, 8° andar Leblon, Rio de Janeiro, RJ, Brazil 22430-190 Tel: +55 21 3131-1208
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ 

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737273102
1.	Name of Reporting Person Telemar Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of	7.	Sole Voting Power 62,755,860
Shares	8.	Shared Voting Power
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each		62,755,860
Reporting	10.	Shared Dispositive Power
Person With		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,755,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13.	Percent of Class Represented by Amount in Row (11) 7%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102
1.	Name of Reporting Person Tele Norte Leste Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of	7.	Sole Voting Power 62,755,860
Shares	8.	Shared Voting Power
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each		62,755,860
Reporting	10.	Shared Dispositive Power
Person With		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,755,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13.	Percent of Class Represented by Amount in Row (11) 7%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 737273102
1.	Name of Reporting Person Telemar Norte Leste S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of	7.	Sole Voting Power 62,755,860
Shares	8.	Shared Voting Power
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each		62,755,860
Reporting	10.	Shared Dispositive Power
Person With		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,755,860
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13.	Percent of Class Represented by Amount in Row (11) 7%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to ordinary shares, €0.03 nominal value (the “Shares”), of Portugal Telecom, SGPS, S.A., a limited public company organized under the laws of The Portuguese Republic (the “Issuer”).  The principal executive offices of the Issuer are located at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of each of (i) Telemar Participações S.A. (“TmarPart”), (ii) Tele Norte Leste Participações S.A. (“TNL”) and (iii) Telemar Norte Leste S.A. (“Telemar”, and, together with TmarPart and TNL, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

TNL is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TNL is Rua Humberto de Campos, 425/8° andar-Leblon, 22641-560 Rio de Janeiro, RJ, Brazil.

Telemar is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of Telemar is Rua General Polidoro, 99, Rio de Janeiro, RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares were acquired by Telemar using a total amount of funds (including brokerage commissions) equal to approximately R$1,206,800,000.  The Reporting Persons sourced such funds mainly through a capital increase of each of TNL and Telemar in which the Issuer invested.

ITEM 4. PURPOSE OF TRANSACTION

The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities as part of a strategic alliance with the Issuer to develop a global telecommunications platform for cooperation to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, diversify services, maximize synergies and reduce costs.

As of April 1, 2011, the Issuer owns, directly or indirectly, a 25.28% stake in Telemar, through the Issuer’s investment of R$8.321 billion.  The Issuer’s acquisition of such a stake did not alter the control structure of the Reporting Persons.

Telemar plans to acquire up to 10% of Shares of the Issuer.  Telemar plans, to the extent of its corporate rights under Portuguese law, to nominate a candidate to the Issuer’s Board of Directors at a level commiserate with its participation in the Issuer’s capital stock and pursuant to applicable law and the Issuer’s Bylaws.  The Reporting Persons expect to engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the Issuer, which discussions may include considering one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons, however, retain their rights to acquire additional Shares, to sell some or all of the Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As reported in the Form 6-K furnished to the SEC by the Issuer on April 27, 2011, the total number of issued and outstanding Shares is 875,872,500.

(a) & (b)     TmarPart:

TmarPart owns 56.42% of the common shares of TNL. As a result, TmarPart has the sole power to vote and dispose of 62,755,860 Shares, representing 7% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

The numbers of Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such directors and executive officers.

TmarPart directors and executive officers:	Number of Shares held
Otávio Marques de Azevedo (Chairman of the Board of Directors)	0
Carlos Francisco Riberio Jereissati (Director)	0
Pedro Jereissati (Chief Executive Officer and Director)	0
José Augusto da Gama Figueira (Director)	0
Odali Dias Cardoso (Director)	0
Zeinal Abedin Mahomed Bava (Director)	63,161
Ivan Ribeiro de Oliveira (Alternate Director)	0
Alessandro Golombiewski Teixeira (Director)	0
Alexandre Jeressati Legey (Director)	0
Carlos Jeressati (Alternate Director)	0
José Mauro Mettrau Carneiro da Cunha (Director)	0
Armando de Santi Filho (Alternate Director)	0
Shakhaf Wine (Executive Officer and Director)	0
Celso Fernandez Quintella (Executive Officer)	0
Renato Sobral Pires Chaves (Executive Officer)	0
Maurício Marcellini Pereira (Director)	0

Luis Carlos Fernandes Afonso (Director)	0
Renato Torres de Faria (Director)	0
Paulo Roberto Reckziegel Guedes (Alternate Director)	0
Ricardo Coutinho de Sena (Director)	0
Fernando Magalhães Portella (Director)	0
Luiz Antonio Rodrigues Elias (Alternate Director)	0
Roberto Yoshio Miura (Alternate Director)	0
Wilson Santarosa (Alternate Director)	0

TNL:

TNL owns 98.01% of the common shares of Telemar. As a result, TNL has the sole power to vote and dispose of 62,755,860 Shares, representing 7% of the issued and outstanding Shares and may be deemed to beneficially own all of such shares.

The numbers of Shares beneficially owned by directors and executive officers of TNL are set forth below. TNL disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such directors and executive officers.

TNL directors and executive officers	Number of Shares held
Luiz Eduardo Falco Pires Corrêa (Chief Executive Officer)	0
Alex Waldemar Zornig (Executive Officer)	0
Julio Cesar Fonseca (Executive Officer)	0
Francisco Aurélio Sampaio Santiago (Executive Officer)	0
Maxim Medvedovsky (Executive Officer)	0
Francis James Leahy Meaney (Executive Officer)	0
José Mauro Mettrau Carneiro da Cunha (Chairman of the Board of Directors)	0
Jose Augusto da Gama Figueira (Alternate Director)	0
Otávio Marques de Azevedo (Director)	0
Lucio Otavio Ferreira (Alternate Director)	0
Alexandre Jereissati Legey (Director)	0
Carlos Francisco Ribeiro Jereissati (Alternate Director)	0
Pedro Jereissati (Director)	0
Cristiano Yazbek Pereira (Alternate Director)	0
Fernando Magalhães Portella (Director)	0
Carlos Jeressati (Alternate Director)	0
Fábio De Oliveira Moser (Director)	0
Ricardo Ferraz Torres (Alternate Director)	0
Sergio Franklin Quintella (Director)	0
Rafael Cardoso Cordeiro (Alternate Director)	0
Renato Torres de Faria (Director)	0
Ricardo Antonio Mello Castanheira (Alternate Director)	0
Cláudio Figueiredo Coelho Leal (Director)	0

Laura Bedeschi Rego de Mattos (Alternate Director)	0
Zeinal Abedin Mahomed Bava (Director)	63,161
Shakhaf Wine (Director)	0
Luis Miguel da Fonseca Pacheco de Melo (Alternate Director)	45
Pedro Humberto Monteiro Durão Leitão (Alternate Director)	758
Carlos Fernando Costa (Director)	0
Armando Ramos Tripodi (Alternate Director)	0
Demósthenes Marques (Director)	0
Monica Ferreira Dias (Alternate Director)	0

Telemar:

Telemar beneficially owns, and has the sole power to vote and dispose of 62,755,860 Shares, representing 7% of the issued and outstanding Shares.

The numbers of Shares beneficially owned by directors and executive officers of Telemar are set forth below. Telemar disclaims beneficial ownership of such securities of Portugal Telecom beneficially owned by such directors and executive officers.

Telemar directors and executive officers	Number of Shares held
Luiz Eduardo Falco Pires Corrêa (Executive Officer and Director)	0
Alex Waldemar Zornig (Executive Officer and Alternate Director)	0
Marco Norci Schroeder (Executive Officer)	0
Francisco Aurélio Sampaio Santiago (Executive Officer)	0
João Francisco da Silveira Neto (Executive Officer)	0
Francis James Leahy Meaney (Executive Officer)	0
José Mauro Mettrau Carneiro da Cunha (Director)	0
João de Deus Pinheiro de Macêdo (Director)	0
Eurico de Jesus Teles Neto (Director)	0
Marcos Duarte Santos (Director)	0
José Augusto da Gama Figueira (Alternate Director)	0
Júlio César Fonseca (Alternate Director)	0
Maxim Medvedovski (Alternate Director)	0
Carlos Eduardo Parente de Oliveira Alves (Alternate Director)	0

(c)
On April 4, 2011, Telemar acquired 26,895,360 ordinary shares of the Issuer at an initial price of €8.902 per share through an agreement with Barclays Bank PLC, executed March 4, 2011. This acquisition represents approximately 3% of the capital stock of the Issuer.

Telemar purchased 35,860,500 ordinary shares of the Issuer from Citigroup Global Markets Limited at €8.11 per share pursuant to an agreement executed April 19, 2011. This acquisition represents approximately 4% of the capital stock of the Issuer.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Shares of the Issuer.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1         Joint Filing Agreement, dated April 29, 2011.
Exhibit 99.2         Directors and Executive Officers of the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2011
Telemar Participações S.A.

	By:	/s/ Renato Sobral Pires Chaves
		Name:	Renato Sobral Pires Chaves
		Title:	Officer

By:	/s/ Celso Fernandez Quintella
	Name:	Celso Fernandez Quintella
	Title:	Officer

Tele Norte Leste Participações S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Officer

By:	/s/ Julio Cesar Fonseca
	Name:	Julio Cesar Fonseca
	Title:	Officer

Telemar Norte Leste S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Officer

By:	/s/ Marco Norci Schroeder
	Name:	Marco Norci Schroeder
	Title:	Officer